

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 10, 2008

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
15550 Lightwave Drive
3rd Floor
Clearwater, FL 33760

> **RE:** **Think Partnership Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008 and Amendments on April 30, 2008 and**
> **August 11, 2008**
>
> **Form 10-Q for the Quarterly Periods Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-32442**

Dear Mr. Mitchell:

      We issued comments to you on the above captioned filings on August 22, 2008. As of the date of this letter, you have not amended your filings to comply with our comments.

      If you do not respond to the outstanding comments by filing your amended Forms 10-K and 10-Q or contact us by September 24, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have any questions.

Sincerely,

Kyle Moffatt
Accountant Branch Chief